Exhibit 99.1

News Release
BROOKFIELD ASSET MANAGEMENT COMPLETES ANNUAL FILINGS AND
ANNOUNCES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, March 21, 2012 – Brookfield Asset Management Inc. (TSX/NYSE:BAM) announced that it has filed its 2011 Annual Report, including its audited financial statements for the year ended December 31, 2011, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on Brookfield’s website at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.

Brookfield also announced that it will hold its Annual and Special Meeting of Shareholders on Thursday, May 10, 2012 at 10:30 a.m. (ET) at Roy Thompson Hall, 60 Simcoe Street, Toronto, Ontario.

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Brookfield Asset Management Inc. is a global alternative asset manager with approximately $150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com